

October 31, 2013

Via E-Mail

Paul Strecker, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re: Amended Schedule 13E-3**
> **Filed October 23, 2013 by Simcere Pharmaceutical Group et. al.**
> **File No. 005-83690**

Dear Mr. Strecker:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1.   We note your response to prior comment 2. Please tell us why Mr. John Huan Zhao is not an affiliate engaged, directly or indirectly, in the going private transaction.

Revised Proxy Statement

Special Factors

Reasons for the Merger and Recommendation of the Special Committee, page 35

2.   Please disclose the substance of your response to prior comment 13.

Position of the Buyer Group as to the Fairness of the Merger, page 41

3.   We note the deletion made in response to prior comment 18. Please tell us the reason you deleted the referenced bullet point. Did the Buyer Group not consider that factor? If so, why was it included in the original proxy statement?

Paul Strecker, Esq.
Shearman & Sterling
October 31, 2013
Page 2

Certain Financial Projections, page 44

4.   We reissue prior comment 20. We do not believe your disclosure of financial
        projections is made pursuant to Item 1015 of Regulation M-A and we note that
        the projections were prepared by the company management and shared with the
        financial advisor.

Opinion of the Special Committee's Financial Advisor, page 47

5.   We reissue the first sentence of prior comment 23. To the extent that the revised
        disclosure was intended to comply with our comment, please quantify the
        unlevered free cash flows and the range of terminal values and disclose the
        amount of each adjustment listed.

        Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions